UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM SD
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Specialized Disclosure Report
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LYONDELLBASELL INDUSTRIES N.V.
(Exact Name of Registrant as Specified in Charter)
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The Netherlands	001-34726	98-0646235
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1221 McKinney St. Suite 300 Houston, Texas USA 77010	4th Floor, One Vine Street London The United Kingdom W1J0AH	Delftseplein 27E 3013 AA Rotterdam The Netherlands
(Addresses of principal executive offices)

Jeffrey A. Kaplan
Executive Vice President and Chief Legal Officer
(713) 309-7200
(Name and telephone number, including area code, of the person to contact in connection with this report.)
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Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☒    Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2022.

Section 1 - Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure
A copy of the Conflict Minerals Report of LyondellBasell Industries N.V. (the “Company”) is filed as Exhibit 1.01 hereto. This Conflict Minerals Report is also available on the Company’s website at https://www.lyondellbasell.com/en/investors/sec-filings/. The website and information accessible through it are not incorporated into this document.
Item 1.02 Exhibit
The Company has filed, as an exhibit to this Form SD, the Conflict Minerals Report required by Item 1.01.
Section 2 - Exhibits
Item 2.01 Exhibits
The following exhibit is filed as part of this report:

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

LYONDELLBASELL INDUSTRIES N.V.

Date:	May 16, 2023	By: /s/ Jeffrey A. Kaplan
Jeffrey A. Kaplan
Executive Vice President
and Chief Legal Officer